AMERICAS SILVER CORPORATION ANNOUNCES RESULTS
OF SHAREHOLDER MEETING

Toronto, Ontario – May 17, 2016 – Americas Silver Corporation (TSX: USA)(OTCQX: USSPF) (the “Company”) is pleased to report that shareholders voted in favour of all items of business including the election of each of the nominees listed in its management information circular dated April 7, 2016 (the “Circular”) at its annual and special meeting of shareholders held on May 17, 2016 (the “Meeting”). Detailed results from the election of directors are set out below.

Name	Shares Voted For	Shares Withheld
Darren Blasutti	72,079,963	531,851 (0.73%)
Alex Davidson	72,235,575	376,239 (0.52%)
Alan Edwards	72,136,861	474,953 (0.65%)
Peter Hawley	72,046,252	565,562 (0.78%)
Bradley Kipp	51,471,103	21,140,711 (29.11%)
Gordon Pridham	72,068,811	543,003 (0.75%)
Lorie Waisberg	72,153,195	458,619 (0.63%)

The biographies of directors and further details about the Company’s corporate governance practices are available at www.americassilvercorp.com.

In addition, shareholders voted in favour of the following matters, each as more particularly set out in the Circular:

(i)	approved the adoption of the Company’s Deferred Share Unit Plan;

(ii)	approved the adoption of the Company’s Restricted Share Unit Plan; and

(iii)	approved and ratified the Company’s Stock Option Plan.

About Americas Silver Corporation

The Company is a silver mining company focused on growth in precious metals from its existing asset base and execution of targeted accretive acquisitions. It owns and operates the Cosalá Operations in Sinaloa, Mexico and the Galena Mine Complex in Idaho, USA.

For further information please see SEDAR or www.americassilvercorp.com.

For more information:

Darren Blasutti
President and CEO
416-848-9503
www.americassilvercorp.com